TASEKO REPORTS 2012 YEAR END RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

February 21, 2013, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the year ended December 31, 2012.

Highlights

  Gross profit for the year was $51.7 million.

  Revenues for 2012 were $253.6 million from the sale of 66.0 million pounds of copper and 1.0 million pounds of molybdenum (Taseko’s 75% share).

  Total production at Gibraltar (100%) for 2012 was 89.7 million pounds of copper and 1.3 million pounds of molybdenum.

  Gibraltar Development Plan 3 (GDP3) is now in the commissioning phase of start-up. During the fourth quarter, the electrical power distribution and reclaim water systems were successfully tied in and became operational and water testing of the new tailings system was completed.

  Spending on the New Prosperity and Aley development projects in 2012 totalled $17.6 million.

  On December 27, 2012 the Gibraltar Mine signed a long-term labour agreement with its unionized employees. The new agreement will be in place until May 31, 2016.

  Realized copper prices for 2012 were US$3.61 per pound, in line with the average London Metal Exchange price for 2012.

For the 12 months ended December 31, 2012, Taseko had gross profit of $51.7 million, a net loss of $15.7 million and adjusted net earnings of $1.9 million. This compares to gross profit of $86.3 million, net earnings of $27.0 million and adjusted net earnings of $17.8 million for the 12 months ended December 31, 2011.

Russell Hallbauer, President and CEO of Taseko, commented, “2012 was a year of major transformation for Taseko. While mining companies around the world announced asset write-downs, capital expenditure overruns and operating cost inflation, we advanced our business plan of investing in our mining operations and development assets within defined economic constraints.

While our earnings were affected by our investments on Aley and New Prosperity, we now find ourselves in a position to move these projects forward in 2013. In combination with the completion of our new GDP3 concentrator and continued strength in copper prices, as a result of the ongoing copper market deficit, we expect to generate significant free cash flow over the near term as we position Taseko for future growth.”

Mr. Hallbauer continued, “GDP3 is the consummation of six years of modernization and production increases which was only temporarily interrupted by the global financial crisis. Gibraltar is now positioned to be a significant cash flow generator thereby supporting the next phase of our growth strategy.

Gibraltar, when it achieves its full operating potential, will be one of the largest open pit copper mines in North America and notably, one of the largest reserve bases.

During the fourth quarter, tie-ins associated with the GDP3 concentrator were completed and we are systematically progressing through commissioning. Ore has been fed to the concentrator and a short ramp up to commercial production is expected.”

Mr. Hallbauer concluded, “Our New Prosperity project team has nearly completed the information requests from the Federal Environmental Review Panel and we anticipate public hearings to begin early in the second quarter.

We are advancing metallurgical testing on Aley ore samples and have now produced a niobium concentrate. We expect to finalize the process flowsheet in the near future which will allow us to complete the feasibility study on the project.”

Taseko will host a conference call on Friday, February 22, 2013 at 10:30 a.m. Eastern Time (7:30 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079, or (970) 315-0461 internationally. Accompanying presentation slides will be available to download at tasekomines.com. Alternatively, a live and archived webcast will also be available at tasekomines.com. The conference call will be archived for later playback until February 28, 2013 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 86515171.

For further information contact: Brian Bergot, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.